SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Press Release dated July 28, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                       Form 20-F....X...Form 40-F.........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                              Yes....X...No.......

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.


Date: July 28, 2000       Mr. Gerry A. Racicot
                          President

[LOGO] Eiger
            technology inc.

        Eiger Technology, Inc. Signs Purchase Agreement for 25% of Nixxo
                                Technology, Inc.

Toronto, ON Canada, Friday July 28, 2000 - Eiger Technology Inc. (TSE:AXA OTCBB:ETIFF), (Eiger) is pleased to announce the completion of the purchase of 25% of Nixxo Technology, Inc. (NTI) pending regulatory approval. The consideration paid for the 25% interest in NTI was $500,000US plus 3,000,000 shares of Eiger.

NTI is a GSM cellular phone chipset design and development house based in San Jose, CA. NTI has developed and delivered GSM chipset and operating system technology for its majority owner Standard Telecom Co., Ltd. (STC) of Seoul Korea and will launch its GSM chipset and operating system in January, 2001. STC is a publicly listed company on KOSPI (Korea Exchange) with approximately $500 million in annual revenue. STC has made significant inroads into the North American market with its Nixxo pager. The Nixxo pager is no. 2 in the North American market and no. 1 in the South Korean bourgeoning market place.

"Eiger is pleased to complete this hallmark acquisition into the wireless arena with a top-notch prestigious partner like Standard Telecom. This acquisition is the culmination of many months work and reciprocal visits by Eiger and STC to their respective partners' factories and offices in California and Korea" said , Gerry Racicot Eiger CEO.

"We are especially excited by the synergies to EigerNet in Korea and the now early entry into GSM wireless by Eiger," added CEO, Gerry Racicot.

The benefits to Eiger are GSM telephone production at EigerNet, GSM sales distribution at Eigerlabs Group, Inc. and the value of the NTI investment for the Eiger shareholders. NTI anticipates a public listing on NASDAQ within the next six months.

The combination of original GSM technology for Eiger, with both production and distribution revenue at its subsidiaries and STC as an operational and marketing partner makes this acquisition a win-win for both parties.

                       Directors of Eiger Technology Inc.
                                G.A. Racicot, CEO

The management of the company take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                       818 Erie St. Stratford, ON N4Z 1A2
           519-273-0503 (tel) 519-273-1684 (fax) e-mail eiger@cyg.net